AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center

Cambridge, MA 02142

September 21, 2007

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell, Esq.

Re:	Akamai Technologies, Inc.
Definitive 14A
Filed April 9, 2007 – File No. 0-27275
(the “2007 Proxy Statement”)

Ladies and Gentlemen:

This letter is being filed in response to the comments contained in a letter dated August 21, 2007 (the “Letter”) from Pam Howell of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”). The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Compensation Discussion and Analysis, page 9

General Objectives and Policies, page 9

1.	One of the factors you considered in executive compensation decisions is “external competitive data.” Clarify the external competitive data used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this, as you have done for the base salary component of your compensation program.

RESPONSE:

In making compensation determinations for executive officers for 2006, management and the Compensation Committee consulted a competitive analysis prepared by Watson Wyatt. Working with management, Watson Wyatt compiled a peer group of technology companies for such comparison by taking into account number of employees, market capitalization, annual revenues, net income, total assets

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and total shareholder returns. The peer group consisted of: BEA Systems, Checkpoint Systems, Citrix Systems, Digital River, Equinix, Internet Security Systems, Juniper Networks, Macromedia, Mercury Interactive, RealNetworks, Verisign, WebEx Communications and Websense.

The competitive analysis centers on the following elements: base salary, target bonus cash compensation, equity compensation and corporate performance-based compensation. The same peer group was used for all elements of compensation. Following a comparison of prior year compensation against data collected for the peer group, the Company seeks to establish aggregate compensation for our executive officers for the coming fiscal year at the median level for the peer group. We do not, however, benchmark individual elements of compensation.

We believe that 2006 total cash compensation for all named executive officers, other than Mr. Hughes, was generally within the targeted range. Mr. Hughes’ compensation exceeded the targeted range for similarly situated sales executives because his salary was increased to reflect leadership of our marketing organization early in 2006. This compensation was higher than the median compensation for his peer comparison group, most members of which likely did not have such marketing duties and were not, therefore, directly comparable. In addition, Mr. Hughes’s bonus compensation is tied in part to sales revenues; a significant increase in our revenues generated a corresponding increase in his bonus compensation.

The value of all equity-related compensation paid to named executive officers exceeded targeted parameters due to a significant increase in the market value of Akamai’s common stock during 2006.

In future filings, we will identify companies comprising our peer group as well as information similar to that set forth above relating to elements of compensation and any significant discrepancies between targeted parameters and actual payments. In future filings, if we have benchmarked different elements of your compensation against different benchmarking groups, we will identify the companies that comprise each group.

2.	You state that you benchmark at the median level of your peers for “most positions.” Clarify those specific positions for any named executive officers that are not benchmarked at the median level and clearly disclose the benchmark used for these executives.

RESPONSE:

In setting compensation in 2006, we targeted the aggregate value of our compensation for named executive officers to be approximately the median level of our peers for all of our named executive officers other than Mr. Hughes. As indicated in our response to Comment 1 above, due to changes in his responsibilities for the year and a consequent inability to conduct a complete comparative analysis, Mr. Hughes’s compensation was benchmarked at an above-median level.

In future filings, we will clarify any instances in which named executive officers are not benchmarked at the median level for their positions and disclose any applicable alternative benchmarks used.

3.	Please elaborate on the role of Mr. Sagan in Akamai’s compensation processes and his input during the crafting of compensation packages. Refer to Item 402(b)(2)(xv) of Regulation S-K.

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RESPONSE:

As indicated in our 2007 Proxy Statement: “With respect to compensation plans or arrangements that are linked to achievement of individual or departmental objectives for Named Executive Officers other than Mr. Sagan, our principal executive officer, an executive’s achievement against his or her individual or departmental performance goals is assessed by Mr. Sagan. The Board of Directors, with Mr. Sagan abstaining, makes the determination of whether Mr. Sagan has achieved his individual performance goals. Such assessments may involve the exercise of judgment or discretion by Mr. Sagan or the members of the Board of Directors, as the case may be.” In addition, Mr. Sagan meets with each named executive officer who reports to him to review prior year performance and to establish written individual performance goals for the coming year. Such goals typically include personal, business group and corporate achievement elements. Mr. Sagan communicates both such established performance goals and his evaluation of the performance of named executive officers against their prior-year individual performance goals to the Compensation Committee. Mr. Sagan then makes a recommendation to the Compensation Committee as to proposed salary, bonus and equity incentive compensation for the named executive officers. With respect to his own compensation, Mr. Sagan works with the Compensation Committee, as well as the Lead Director and the Executive Chairman, to establish the individual performance components of his compensation and provides a self-assessment of his performance against such metrics.

In future filings, we will elaborate on Mr. Sagan’s role in Akamai’s compensation processes through disclosure similar to that set forth above.

4.	We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Sagan received stock and option grants that were significantly higher than the amount received by the other named executive officers. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

The Company has not adopted materially different compensation policies with respect to individual officers. Consistent with Akamai’s overall philosophy, discrepancies between compensation paid to individual executive officers reflect differing levels of responsibilities and contributions to Akamai’s financial performance and different levels of compensation paid by other companies to persons in such positions. As indicated in the 2007 Proxy Statement: Akamai bases compensation decisions on a number of factors, including “the individual’s past, present and expected contributions to success, any significant changes in the individual’s role or responsibilities, the relative compensation of different executives and the long-term value of the executive.” The 2007 Proxy Statement also indicates that we consider “scope of their responsibilities, taking into account the practices of companies in our peer group as well as other technology companies, the executives’ prior background, training and experience, the ability to replace the individual and, in certain instances, the base salary of the individual at his or her prior employment. We also review the skills and performance level of the individual executive relative to targeted performance criteria for the prior year and actual corporate performance in prior periods.” For example, the role played by Mr. Sagan as Chief Executive Officer includes ultimate responsibility for all operating areas of the company as well as expectations uniquely associated with serving as the company’s

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September 21, 2007

chief executive. With all other named executive officers reporting to Mr. Sagan, the Compensation Committee has determined that it is appropriate that his compensation be set at a level higher than that for individuals who do not have commensurate responsibilities. While each named executive officer’s precise performance-related metrics necessarily vary with the nature of his or her position, there are not different policies for different individuals.

If, in the future, the Compensation Committee adopts different compensation policies with respect to individual officers, in future filings we will identify the material differences in such compensation policies.

Elements of Compensation, page 10

5.	As stated on page 10, you do not adopt express formulae for weighting different elements of compensation or for allocating between long-term and short-term compensation, but you “strive to develop comprehensive packages that are competitive with those offered by other companies.” As a general matter, it is not clear how you determine the general concept of “competitive” pay. Please provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. More specifically, we direct your attention to the disclosure relating to base salaries and long-term incentive compensation, where your disclosure indicates that specific payout levels for these forms of compensation were based on the scope of responsibilities, peer group practices, executives’ background, and training and experience. Explain and place in context each of the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers’ compensation package, analyze the reasons why the Committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions, and describe why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer also to Section II.B. of Release 33-8732A.

RESPONSE:

To determine whether the amounts paid to named executive officers are competitive, the Compensation Committee reviews materials provided by Watson Wyatt, our compensation consultant, and management. In establishing the compensation for each named executive officer in 2006, the Compensation Committee focused its analysis on targeting total direct compensation and corporate performance-based payments at the median level for companies in our peer group. Total direct compensation was deemed to consist of base salary, target cash bonus for individual performance and the present value of long-term incentives. Corporate performance-based pay is linked to shareholder return based on Akamai’s stock price and earnings per share.

To set 2006 compensation, the Committee first reviewed 2005 data on total direct compensation to establish a baseline for the coming year and discussed with Watson Wyatt and management compensation trends across both Akamai’s peer group and technology companies generally. While corporate-performance based pay is inherently difficult to target to a median due to the Company’s stock price volatility, the Compensation Committee did review Akamai’s equity usage as compared to peer group companies in terms of dilution and compensation expense to attempt to assess the relative impact of proposed equity incentive award grants.

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The table below reflects the relative competitive placement against the Company’s peer group for total direct compensation paid to named executive officers in 2006.

Named Executive Officer	Competitive Placement of Total Executive Compensation on a Percentage Quartile Basis (median is 50)
Mr. Sagan	75th
Mr. Hughes	>75th
Mr. Schoettle	50th to 74th
Mr. Sherman	>75th
Ms. Haratunian	50th to 74th

As noted in the response to Comment 1 above, total direct compensation was above the Company’s peer group, primarily due to equity awards having above-market value in 2006.

We believe that the table above provides investors with an appropriate level of quantitative analysis of the level of compensation paid to our named executive officers in relation to members of our peer group. In addition, in discussing calculation of each named executive officer’s cash incentive bonus on page 11 of the Proxy Statement, we have identified the percentage allocation of different factors in the determination of the amount of bonus payable: “In 2006, each of Akamai’s Named Executive Officers participated in a cash incentive bonus program. Each Named Executive Officer’s bonus was weighted as follows: 80% based on Akamai’s achievement of revenue and normalized earnings per share targets for fiscal year 2006 and 20% based on achievement of individual or departmental performance goals during such year.”

With respect to qualitative factors, as noted in your comment and in the CD&A, the Company does not adopt express formulae for weighing different elements of compensation. Similarly, the Company does not establish specific payout levels by weighing different qualitative factors nor does the Compensation Committee make a formal determination as to which factors are most influential on its determinations. In considering qualitative factors, the Compensation Committee engages in a review and analysis of each named executive officer’s past performance and expectations about future compensation. This analysis includes discussion with Mr. Sagan of performance reviews, self-assessments and contact with the named executive officers throughout the year. We included in the 2007 Proxy Statement, and agree to provide in future filings, a description of qualitative goals established for each named executive officer, as further described in our response to Comment 6 below. In light of all factors considered in the aggregate, the Compensation Committee determined that the amounts paid to our named executive officers were appropriate.

In future filings, we will provide more detailed information about the metrics used by the Compensation Committee to determine whether compensation is deemed to be competitive with that paid by companies in our peer group and information similar to that set forth in the chart above about competitive placement of our executive compensation.

6.

You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional disclosure and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example,

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disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Sagan. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

Under the Company’s 2006 cash incentive bonus program for named executive officers, 20% of bonus eligibility was based on achievement of individual or departmental performance goals and 80% was based on Akamai’s achievement of revenue and normalized earnings targets for fiscal 2006. The individual and departmental performance goals were not specifically ranked or weighted by the Compensation Committee or the individual incentive plans in terms of importance or priority.

We have provided a description of such goals on page 11 of the Proxy Statement. To elaborate on such disclosure:

•	Mr. Sagan’s goals included those relating to succession planning and strategic planning.

•	Ms. Haratunian’s goals included those relating to enhancing the Company’s patent portfolio and managing the Company’s legal matters.

•	Mr. Hughes’s goals included those relating to marketing organization development.

•	Mr. Schoettle’s goals included those relating to service quality and cost savings.

•	Mr. Sherman’s goals included those relating to financial controls and compliance.

In almost all instances, however, such goals require the individual to shepherd enhancements to Akamai’s operations to enable us to be more competitive in the marketplace and include confidential information about Akamai’s priorities, method of implementing strategy and management techniques. As such, we believe that it is appropriate to omit descriptions of specific performance targets. Such information constitutes trade secrets or confidential commercial or financial information within the purview of Exemption 4 of the Freedom of Information Act (the “FOIA”). We do not believe that providing a subset of detailed individual performance goals that do not constitute confidential information would provide investors with a meaningful understanding of the overall expectations placed on our executives.

In order for the disclosure of information to be exempt from disclosure under FOIA, the person requesting confidentiality must show actual competition and the likelihood of substantial competitive injury. It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc., 615 F.2d at 530. As disclosed in the Company’s Annual Report, the market for Akamai’s services remains relatively new, intensely competitive and characterized by rapidly changing technology, evolving industry standards and frequent new product and service installations. The Company expects competition for its services to increase both from existing competitors and new market entrants. Akamai competes primarily on the basis of: performance of services and software; return on investment in terms of cost savings and new revenue opportunities for our customers; reduced infrastructure complexity; scalability; ease of implementation and use of service; customer support; and price. The Company submits that all of the confidential materials are sensitive, confidential financial

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and/or commercial information of the type that courts have held to be exempt from disclosure. The individual performance goals of our executives are not publicly available from any source and, if released to the public, would cause substantial harm to the Company’s competitive position.

The executives’ performance goals include both financial metrics and descriptions of operational priorities related to our commercial operations. As the federal courts have interpreted FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). The Company submits that its executives’ performance objectives and plans are not publicly available from any source and, if released to the public, would cause substantial harm to the Company’s competitive position.

Akamai believes that if the Company discloses the descriptions of our expectations for our executive officers “all possibility of personnel raiding cannot be discounted.” See National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (1976). A Company competitor would have access to detailed information about the Company’s understanding of an executive’s strengths and abilities and could use such information to unfairly solicit such Company executives away from the Company. The Company submits if a competitor were to learn that Akamai relies on a particular executive’s expertise in an area, such competitor might be more likely to lure executive officers to away from Akamai. The Company submits that the performance reviews constitute “commercial or financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80, and that disclosure of such information will cause substantial harm to the competitive position of the Company and is not necessary for the protection of investors.

Finally, applying the strictures of Basic Inc. v. Levinson, 485 U.S. 224 (1988), Akamai believes that a reasonable investor would not regard any of the confidential information described above, or all of such information collectively, as significantly altering the total mix of information that is available about the Company.

The Compensation Committee, after review and upon recommendation of Mr. Sagan, determined that each non-CEO named executive officer met or exceeded all of his or her individual performance goals for 2006. With respect to Mr. Sagan, the Compensation Committee’s review and analysis was supplemented in 2006 by review and analysis conducted by the Executive Chairman of the Board, George Conrades, and the Lead Director, Mr. Coyne. Messrs. Conrades and Coyne reviewed Mr. Sagan’s performance in 2006 and met with him to discuss such performance. After review, the Company’s full Board of Directors determined that Mr. Sagan had met or exceeded all of his individual performance goals for 2006. Neither the Board of Directors nor the Compensation Committee made a determination with respect to the relative importance of having achieved different specific goals.

In future filings, we will provide a fuller description of the process used by the Compensation Committee in establishing, and reviewing achievement against, individual performance goals.

7.

You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses, and performance-based restricted stock units. For example, we note the specific individual or

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departmental performance goals for 2006 that were used to determine 20% of the cash incentive bonus and the cumulative revenue and earnings per share targets for 2006, 2007 and 2008 for the performance-based restricted stock awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulations S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

RESPONSE:

With respect to the specific individual or departmental performance goals that were used to determine 20% of the cash incentive bonus awards, please see the information provided in our response to Comment 6 above and our 2007 Proxy Statement on page 11.

With respect to the cumulative revenue and earnings per share targets for 2006, 2007 and 2008 related to the performance-based restricted stock awards, we believe that it is appropriate to omit the specific performance targets. Under the standards discussed in our response to Comment 6 above, such information constitutes trade secrets or confidential commercial or financial information within the purview of Exemption 4 of FOIA. More specifically, all of the corporate financial metrics set forth in the equity incentive award program regarding sensitive, confidential financial and/or commercial information of the types that courts have held to be exempt from disclosure. Such information is not publicly available from any source and, if released to the public, would cause substantial harm to the Company’s competitive position.

As discussed in our response to Comment 6 above, providing competitors with access to this information would increase the likelihood of raiding of our personnel. A Company competitor would have access to detailed information about the structure and operation of the Company’s incentive program for executives and could use such information to unfairly solicit such Company executives away from the Company. For example, performance based restricted stock units (“RSU”) will only vest to the extent that the Company exceeds specified cumulative revenue and earnings per share targets for fiscal years 2006, 2007 and 2008. No performance based RSUs will vest if the Company fails to exceed the cumulative targets as of the end of 2008. The Company submits if a competitor were to learn that no performance based RSUs will vest if the Company fails to exceed the applicable specified target cumulative revenue and specified target cumulative normalized earnings per share, such competitor might simply offer a more favorable bonus payout opportunity in an attempt to lure executive officers to away from Akamai. Because the Company does not have access to similar information concerning its competitors (because most such competitors are privately-held), disclosure of this information would leave Akamai at a substantial competitive disadvantage. In addition, pursuant to the Instructions to Item 402(k) of Regulation S-K, registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee (or full Board), or any factors or criteria involving confidential commercial or business information, the disclosure of which would have an adverse effect on a registrant. The Company submits that this

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financial information constitutes “commercial or financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80, and that disclosure of such information will cause substantial harm to the competitive position of the Company and is not necessary for the protection of investors. Akamai believes that a reasonable investor would not regard any of the financial information included in these plans, or all of such information collectively, as significantly altering the total mix of information that is available about the Company.

As of December 31, 2006, we had determined that it was more likely than not that the cumulative revenue and earnings per share targets reflected in the performance-based restricted stock units would be met in 2009.

In future filings, we will provide more detailed analysis of how likely it will be for the Company or applicable individual to achieve the target levels or other factors to the extent estimable, without providing information that poses a reasonable risk of competitive harm.

8.	In addition, since annual compensation packages are established at the beginning of the year, disclose the cash and equity compensation, focusing on performance targets, established in January 2007 for the 2007 fiscal year or provide a supplemental analysis as indicated in the prior comment.

RESPONSE:

Item 402(b)(1) of Regulation S-K requires Compensation Discussion & Analysis for compensation awarded to, earned by, or paid to the named executive officers. In addition, Instruction 2 to Item 402(b) states that the Compensation Discussion & Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item. While the Instruction also states that Compensation Discussion & Analysis should cover actions regarding compensation that were taken after the registrant’s last fiscal year end, it appears such information would only be required if such actions could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. Accordingly, we respectfully submit that the information called for in this Comment 8 is not required under Item 402 of Regulation S-K.

Long-Term Incentives, page 12

9.	Footnote one to the Outstanding Equity Awards table on page 18 indicates that “vesting may accelerate with respect to a portion of certain stock options if we achieve certain financial performance metrics.” Please add appropriate narrative disclosure that explains the material terms of the stock options that include accelerated vesting provisions, including appropriate disclosure of the “certain financial performance metrics” referenced in your disclosure.

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September 21, 2007

RESPONSE:

The following stock options have financial performance-related accelerated vesting provisions:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Sagan	78,125	171,875	14.46	7/21/2015
Mr. Hughes	15,625	34,375	14.46	7/21/2015
Mr. Schoettle	15,625	34,375	14.46	7/21/2015
Ms. Haratunian	7,812	17,188	14.46	7/21/2015

In the event that the Company achieves enumerated cumulative cash earnings per share and sales revenue targets by December 31, 2007, all of the outstanding unvested options would become vested and exercisable at the time Akamai publicly files its annual report on Form 10-K for fiscal 2007. With respect to the financial metrics related to option acceleration, we believe that it is appropriate to omit the specific performance targets. The analysis set forth in our response to Comment 7 above applies with equal force to the financial information discussed in this response.

In future filings, we will identify specific options having accelerated vesting provisions. To the extent the triggering events for such accelerations are not appropriate for omission, we will include a description thereof.

Severance Plan, page 13

10.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

RESPONSE:

We have described on pages 20-22 of the 2007 Proxy Statement payments or benefits under employment and severance agreements.

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The chart set forth below further describes the benefits provided under various circumstances that trigger payments or provision of benefits under Akamai’s severance plan and other arrangements. Payments would not be cumulative. The value of equity incentive awards for which vesting would accelerate is calculated as if the triggering event occurred on December 31, 2006.

Name	Triggering Event	Cash Severance Payment	Stock Option Acceleration	Restricted Stock Unit Acceleration	Other Benefits
Mr. Sagan	Voluntary Separation	$0	None	None	None

	Involuntary Separation Without Cause	$815,000	12 months forward vesting of all grants, a value of $7.4 million.	None	12 times monthly premium for continued health and dental coverage; a lump-sum matching contribution to 401(k) plan for contributions made during calendar year.

	Termination for Cause	$0	None	None	None

	Termination following a Change in Control	$1,615,000	Acceleration in full of all outstanding unvested options, a value of $17.9 million.	One year forward vest of base grant, a value of $2.4 million; pro-rated amount of the performance-based RSUs vest.	12 times monthly premium for continued health and dental coverage; a lump-sum matching contribution to 401(k) plan for contributions made during calendar year.

	Death or Disability	$815,000	Acceleration in full of all outstanding unvested options, a value of $17.9 million.	None	12 times monthly premium for continued health and dental coverage.

Mr. Sherman	Voluntary Separation, Death or Disability	$0	None	None	None

	Involuntary Separation Without Cause	$513,000	None	None	12 times the monthly premium for continued health and dental coverage.

	Termination for Cause	$0	None	None	None

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Name	Triggering Event	Cash Severance Payment	Stock Option Acceleration	Restricted Stock Unit Acceleration	Other Benefits
	Termination following a Change in Control	$513,000	One year forward vesting of all grants, a value of $3.3 million.	One year forward vest of base grant, a value of $1.7 million; pro-rated amount of the performance-based RSUs vest.	12 times the monthly premium for continued health and dental coverage.

Mr. Hughes	Voluntary Separation, Death or Disability	$0	None	None	None

	Involuntary Separation Without Cause	$715,000	None	None	12 times the monthly premium for continued health and dental coverage.

	Termination for Cause	$0	None	None	None

	Termination following a Change in Control	$715,000	One year forward vesting of all grants, a value of $7.0 million.	One year forward vest of base grant, a value of $0.9 million; pro-rated amount of the performance-based RSUs vest.	12 times the monthly premium for continued health and dental coverage.

Mr. Schoettle	Voluntary Separation, Death or Disability	$0	None	None	None

	Involuntary Separation Without Cause	$513,000	None	None	12 times the monthly premium for continued health and dental coverage.

	Termination for Cause	$0	None	None	None

	Termination following a Change in Control	$513,000	One year forward vesting of all grants, a value of $4.4 million.	One year forward vest of base grant, a value of $0.9 million; pro-rated amount of the performance-based RSUs vest.	12 times the monthly premium for continued health and dental coverage.

Ms. Haratunian	Voluntary Separation, Death or Disability	$0	None	None	None

	Involuntary Separation Without Cause	$309,000	None	None	12 times the monthly premium for continued health and

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Name	Triggering Event	Cash Severance Payment	Stock Option Acceleration	Restricted Stock Unit Acceleration	Other Benefits
					dental coverage.

	Termination for Cause	$0	None	None	None

	Termination following a Change in Control	$309,000	One year forward vesting of all grants, a value of $3.7 million.	One year forward vest of base grant, a value of $0.5 million; pro-rated amount of the performance-based RSUs vest.	12 times the monthly premium for continued health and dental coverage.

The Company believes that the severance plan for executives and Mr. Sagan’s severance arrangements summarized above are consistent with our goal of offering compensation packages that enable us to attract and retain talented executives on terms consistent with the interests of our stockholders. While we do not believe that the provisions of a severance plan would be a determinative factor in an executive’s decision to join, or remain with, Akamai, the absence of such a plan would present a distinct competitive disadvantage in the market for talented executives. Furthermore, we believe that it is important to set forth the benefits payable in triggering circumstances in advance to avoid future disputes or litigation.

We do not consider specific amounts payable under these arrangements when establishing annual compensation. We do believe, however, that these arrangements are necessary to offer compensation packages that are competitive. In determining payment and benefit levels under the various circumstances triggering the provision of benefits under employment and severance agreements, the Compensation Committee has drawn a distinction between, on the one hand, voluntary terminations and terminations for cause and, on the other, terminations without cause or as a result of a change in control. Payment in the latter circumstances has been deemed appropriate in light of the benefits to the Company described in the preceding paragraph as well as the likelihood that the executive’s departure is due, at least in part, to circumstances not within his or her control. In contrast, the Company believes that payments are not appropriate in the event of a termination for cause or voluntary resignation because such events reflect either inadequate performance or an affirmative decision by the executive to end his or her relationship with the Company.

In future filings, we expect to include a chart similar to that set forth above.

Option Exercises and Stock Vested, page 20

11.	Footnote one states that in cases involving an exercise and immediate sale, the value was calculated based on the actual sale price. Instruction 1 to Item 402(g)(2) of Regulation S-K requires that this amount be calculated as the difference between the market price of the underlying securities at exercise and the exercise price of the options.

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RESPONSE:

The Company’s common stock is the underlying security for all current equity awards. In calculating the market price of Akamai’s common stock at exercise, the Company, absent other data, uses the closing sale price of its common stock on the date of exercise as reported by the Nasdaq Stock Market. In cases where there is an exercise and an immediate same-day sale of the underlying security prior to market close, we believe that the actual sale price is a more precise calculation of the market price of the underlying security at the moment of exercise than the closing sale price for that day. Accordingly, we have used such measurement when available. Further, we note that the Commission has elected not to include the defined term “closing market price” in the instructions to Item 402(g)(2) of Regulation S-K.

Post-Employment Compensation and Other Employment Agreements, page 20

12.	Disclose the material terms of the employment and letter agreements referred to in this section. For example, we note the general references to agreements with Ms. Haratunian and Messrs. Sherman and Cobuzzi. Also, provide clear disclosure of the material terms of the agreement with Mr. Cobuzzi setting forth the terms of his transition from CFO to a special advisor and clearly state all payments made in connection with this transition. See Instruction 4 to Item 402(j) of Regulation S-K.

RESPONSE:

The employment letter agreement between Akamai and Ms. Haratunian sets forth her initial salary and equity incentive award. While the agreement includes provisions regarding amounts payable to Ms. Haratunian in the event of a change in control of the company, such provisions have been superseded by the terms of Akamai’s executive severance plan.

The employment letter agreement between Akamai and Mr. Sherman sets forth his initial cash compensation and equity incentive awards. While the agreement includes provisions regarding amounts payable to Mr. Sherman in the event of a change in control of the company, such provisions have been superseded by the terms of Akamai’s executive severance plan.

As described in the CD&A, the severance agreement between the Company and Mr. Cobuzzi provides that, following his resignation as our Chief Financial Officer on March 16, 2006, Mr. Cobuzzi would continue as a special advisor to our Chief Financial Officer through the remainder of 2006. Mr. Cobuzzi was required to be available as a consultant to provide advice and counsel regarding financial matters on an as-needed basis, as determined and requested by Akamai’s chief financial officer. Mr. Cobuzzi further agreed to cooperate with the Company in connection with any manner or event relating to his employment and agreed to release Akamai from any claims he may have had relating to his employment or separation therefrom. In consideration of the foregoing, Mr. Cobuzzi continued to vest in his outstanding options through December 31, 2006 and received his base salary of $210,000 through December 31, 2006.

In future filings, we will identify amounts to be paid under management contracts if relevant.

13.	Describe and quantify the estimated payments ad benefits that would be provided in each covered circumstance. See Item 402(j)(2) of Regulation S-K. The disclosure currently does not include a quantification of the payments and benefits if the named executives’ employment were involuntarily terminated for any reason other than cause, and in the event of death or disability.

Securities and Exchange Commission

September 21, 2007

RESPONSE:

Please refer to the chart set forth in our response to Comment 10 above which includes information about the amounts payable in the event of death or disability.

In future filings, we expect to include a chart similar to that set forth above.

Director Compensation, page 22

14.	Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Item 402(k) or Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

RESPONSE:

Please refer to the sections entitled “Stock Options” and “Deferred Stock Units” of Note 16 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a description of the assumptions made in the valuation of the equity awards granted to directors.

In future filings, we will include a cross-reference to the applicable financial statement disclosure.

* * *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 21, 2007

If you require any additional information, please telephone the undersigned at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc:	Paul Sagan
President and CEO
Melanie Haratunian
Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP